UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: November 19, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement entitled “Change of Joint Company Secretary”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CHANGE OF JOINT COMPANY SECRETARY

The board of directors (the “Board”) of CNOOC Limited (the “Company”) announces that with effect from 19 November 2018, Ms. Wu Xiaonan (“Ms. Wu”), the General Counsel and the Compliance Officer of the Company, has been appointed as a Joint Company Secretary of the Company. Ms. Wu will be assisted by Ms. Tsue Sik Yu, May (“Ms. Tsue”), the other Joint Company Secretary of the Company, to perform her duties as a Joint Company Secretary of the Company.

The Board also announces that Ms. Li Jiewen (“Ms. Li”) has resigned as a Joint Company Secretary of the Company with effect from 19 November 2018.

The Board further announces that The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has granted a waiver for a period of three years from strict compliance with Rules 3.28 and 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) with respect to the appointment of Ms. Wu as a Joint Company Secretary, who currently does not possess the qualifications of company secretary as required under Rules 3.28 and 8.17 of the Listing Rules.

CHANGE OF JOINT COMPANY SECRETARY

The Board of the Company announces that with effect from 19 November 2018, Ms. Wu, the General Counsel and the Compliance Officer of the Company, has been appointed as a Joint Company Secretary of the Company. Ms. Wu will be assisted by Ms. Tsue, the other Joint Company Secretary of the Company, to perform her duties as a Joint Company Secretary of the Company.

Born in 1967, Ms. Wu Xiaonan is the General Counsel and the Compliance Officer of the Company. Ms. Wu is an Enterprise Legal Adviser (註冊企業法律顧問) and Certified Senior Enterprise Risk Manager (註冊高級企業風險管理師). Ms. Wu received a bachelor of laws degree from China University of Political Science and Law in 1990. Ms. Wu has been working in the oil and gas industry for over 19 years. From September 1999 to June 2002, Ms. Wu successively worked in the Regulatory and Legislative Division of the Legal Department of China National Offshore Oil Corporation (“CNOOC”) and the Company. From June 2002 to

February 2012, Ms. Wu served as the Manager of the Regulatory and Legislative Division of the Legal Department of the Company. From February 2012 to May 2016, she served as the Deputy General Manager of the Legal Department of the Company and was promoted as the General Manager of the Legal Department of the Company in May 2016. In August 2018, Ms. Wu was appointed as the Vice General Counsel of CNOOC and the General Counsel and the Compliance Officer of the Company. In September 2018, Ms. Wu was appointed as the Director of the Legal Support Center of CNOOC. Ms. Wu was appointed as a Joint Company Secretary of the Company with effect from 19 November 2018.

Ms. Wu currently does not possess the qualifications of company secretary as required under Note 1 to Rule 3.28 of the Listing Rules. The Company has applied, and the Stock Exchange has granted, a waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules (the “Waiver”) with respect to the appointment of Ms. Wu as a Joint Company Secretary of the Company for a period of three years from the date of appointment of Ms. Wu as a Joint Company Secretary of the Company (the “Waiver Period”) on the conditions that (i) Ms. Wu will be assisted by Ms. Tsue during the Waiver Period and the Waiver will be revoked immediately if and when Ms. Tsue ceases to provide assistance to Ms. Wu; (ii) the Company will notify the Stock Exchange at the end of the Waiver Period for the Stock Exchange to re-visit the situation. The Stock Exchange expects that, after the end of the Waiver Period, the Company will be able to demonstrate that Ms. Wu can satisfy Rule 3.28 and 8.17 of the Listing Rules after having the benefit of Mr. Tsue’s assistance such that a further waiver will not be necessary; and (iii) the Company will announce the details of the Waiver, including its reasons and conditions.

The Board also announces that Ms. Li has resigned as a Joint Company Secretary of the Company with effect from 19 November 2018 to pursue other career opportunities. Ms. Li confirmed that there is no disagreement with the Board and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Li for her contributions to the Company during her tenure of office, and would like to express its warmest welcome to Ms. Wu for taking up the appointment.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 19 November 2018

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Yuan Guangyu Xu Keqiang	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Wang Dongjin

2